# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Research Solutions, Inc., CIK 0001386301
CUSIP: 761025105
Title of class of securities: Common stock, $0.001 par value
Address of issuer's principal executive offices: 10624 S. EASTERN AVE, SUITE A-614, HENDERSON, Nevada (NV), 89052
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001588273

## Reporting persons
- Poplar Point Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,777,401; sole dispositive power 0; shared dispositive power 1,777,401; aggregate amount beneficially owned 1,777,401 (5.48% of the class)
- Poplar Point Capital Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,025,763; sole dispositive power 0; shared dispositive power 1,025,763; aggregate amount beneficially owned 1,025,763 (3.16% of the class)
- Poplar Point Capital GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,025,763; sole dispositive power 0; shared dispositive power 1,025,763; aggregate amount beneficially owned 1,025,763 (3.16% of the class)
- Jad Fakhry: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,777,401; sole dispositive power 0; shared dispositive power 1,777,401; aggregate amount beneficially owned 1,777,401 (5.48% of the class)

## Item 1. Issuer
Name of issuer: Research Solutions, Inc.
Address of issuer's principal executive offices: 2000 Powell Street, Suite 1150, Emeryville, CA 94608

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Poplar Point Capital Management, LLC, a Delaware limited liability company ("PPCM"), Popular Point Capital Partners LP, a Delaware limited partnership ("PPCP"), Poplar Point Capital GP LLC, a Delaware limited liability company ("PPCGP"), and Jad Fakhry, a United States citizen (collectively with PPCM, PPCP and PPCGP, the "Reporting Persons").

PPCM is the investment manager for PPCP. PPCGP is the general partner of PPCP. Mr. Fakhry is the manager of, and owns a controlling interest in, PPCM and PPCGP.
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is c/o Poplar Point Capital Management LLC, 330 Primrose Road, Suite 400, Burlingame, CA 94010.
Citizenship: PPCM, PPCP and PPCGP are all organized in the State of Delaware. Mr. Fakhry is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: PPCM may be deemed to beneficially own 1,777,401 shares of Common Stock of the Issuer (the "Shares"). PPCP and PPCGP directly owns 1,025,763 Shares, and Mr. Fakhry may be deemed to beneficially own 1,777,401 Shares based on the ownership and control structure set forth in Item 2. The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of the securities covered by the statement other than the securities directly owned by such person (if any).
Percent of class:
The number of shares PPCP and PPCGP may be deemed to beneficially own constitutes approximately 3.16% of the Common Stock outstanding, based on 32,458,727 shares of Common Stock outstanding as of May 2, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2025.

The number of shares PPCM and Mr. Fakhry may be deemed to beneficially own constitutes approximately 5.48% of the Common Stock outstanding. This is based on 32,458,727 shares of Common Stock outstanding as of May 2, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2025.
Sole power to vote or to direct the vote:
PPCM - 0
PPCP - 0
PPCGP - 0
Mr. Fakhry - 0
Shared power to vote or to direct the vote:
PPCM - 1777401
PPCP - 1025763
PPCGP - 1025763
Mr. Fakhry - 1777401
Sole power to dispose or to direct the disposition:
PPCM - 0
PPCP - 0
PPCGP - 0
Mr. Fakhry - 0
Shared power to dispose or to direct the disposition:
PPCM - 1777401
PPCP - 1025763
PPCGP - 1025763
Mr. Fakhry - 1777401

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Items 2 and 4 above.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING AGREEMENT The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of the Issuer named herein, and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated this 2nd day of July, 2025

POPLAR POINT CAPITAL MANAGEMENT LLC
By: /s/ Jad Fakhry
Jad Fakhry, Manager

POPLAR POINT CAPITAL PARTNERS LP
By: Poplar Point Capital GP LLC its General Partner
By: /s/ Jad Fakhry
Jad Fakhry, Manager

POPLAR POINT CAPITAL GP LLC
By: /s/ Jad Fakhry
Jad Fakhry, Manager

/s/ Jad Fakhry
JAD FAKHRY, an individual

## Signatures
- Poplar Point Capital Management LLC: /s/ Jad Fakhry, Jad Fakhry (07/02/2025)
- Poplar Point Capital Partners LP: /s/ Jad Fakhry, Jad Fakhry (07/02/2025)
- Poplar Point Capital GP LLC: /s/ Jad Fakhry, Jad Fakhry (07/02/2025)
- Jad Fakhry: /s/ Jad Fakhry, Jad Fakhry (07/02/2025)